Exhibit 99.1

Foresight’s Technology to Replace Use of LiDAR by a Leading
Israeli Defense Integrator for the Israeli Defense Forces

In exchange for $250,000, Foresight will customize the integrator’s solutions to meet the requirements of its end-customer

Ness Ziona, Israel – February 23, 2022- Foresight Autonomous Holdings Ltd. (Nasdaq and TASE: FRSX) (“Foresight” or the “Company”), an innovator in automotive vision systems, announced today that it will customize products and solutions for a leading Israeli defense integrator. Foresight will develop a customized 3D perception solution to meet the requirements of the integrator’s end-customer, the Israeli Defense Forces (IDF) and expects to recognize revenue from the project of approximately $250,000 during the first half of 2022.

The products and solutions customization project follows extensive testing of QuadSight® prototype systems by the Israeli defense integrator, over a period of two years, as well as numerous successful demonstrations performed by the integrator to the IDF. Following the successful process, the integrator plans to replace the use of LiDAR in its solutions with Foresight’s vision technology. Foresight’s ability to make technological modifications to its system according to customer requirements allows the Company to provide tailor-made solutions that may be suitable for different markets, including the defense industry. As part of Foresight’s business model, it offers licenses for its proprietary 3D perception software, in addition to support and maintenance services.

“We believe that Foresight’s passive thermal stereo capabilities are vital to the defense industry. Our unique technology succeeded in outperforming other leading technologies, such as LiDAR, and was therefore chosen as a replacement in defense-focused solutions. By moving to the next stage of evaluation by the IDF, Foresight is supporting its business strategy of working in parallel with vehicle manufacturers, key players in the defense industry and heavy and agricultural equipment manufacturers. Innovative technologies tend to be quickly adopted by the defense market, generating short-term revenue. We believe that our customized vision-based solution could provide valuable data and results to potential customers from various market segments, including the defense industry, allowing us to expand our presence in these markets,” said Foresight’s CEO Haim Siboni.

About Foresight

Foresight Autonomous Holdings Ltd. (Nasdaq and TASE: FRSX) is a technology company developing smart multispectral vision software solutions and cellular-based applications. Through the Company’s wholly owned subsidiaries, Foresight Automotive Ltd. and Eye-Net Mobile Ltd., Foresight develops both “in-line-of-sight” vision systems and “beyond-line-of-sight” accident-prevention solutions.

Foresight’s vision solutions include modules of automatic calibration, sensor fusion and dense 3D point cloud that can be applied to different markets such as automotive, defense, autonomous vehicles and heavy industrial equipment. Eye-Net Mobile’s cellular-based solution suite provides real-time pre-collision alerts to enhance road safety and situational awareness for all road users in the urban mobility environment by incorporating cutting-edge AI technology and advanced analytics.

For more information about Foresight and its wholly owned subsidiary, Foresight Automotive, visit www.foresightauto.com, follow @ForesightAuto1 on Twitter, or join Foresight Automotive on LinkedIn.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Foresight is using forward-looking statements in this press release when it discusses the amount of revenue expected to be derived as well as the timing of the recognition of such revenue, that the integrator plans to replace the use of LiDAR in its solutions with its vision technology, the belief that its passive thermal stereo capabilities are vital to the defense industry, its business strategy and its belief that it will be able to rapidly expand its presence in the defense market. Because such statements deal with future events and are based on Foresight’s current expectations, they are subject to various risks and uncertainties, and actual results, performance or achievements of Foresight could differ materially from those described in or implied by the statements in this press release.

The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Foresight’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 30, 2021, and in any subsequent filings with the SEC. Except as otherwise required by law, Foresight undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Foresight is not responsible for the contents of third party websites.

Investor Relations Contact:

Miri Segal-Scharia
CEO
MS-IR LLC
msegal@ms-ir.com
917-607-8654